FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number:    333-10486

For the Month of October 2002

Trend Micro Incorporated
(Translation of registrant’s name into English)

Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
Shibuya-ku, Tokyo 151-8583, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        ☒                Form 40-F        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes        ☐                No        ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1.    Press release, dated October 22, 2002, relating to Trend Micro Incorporated’s results in Japanese GAAP for the third quarter ended September 30, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 24, 2002	By:	/S/ MAHENDRA NEGI
Mahendra Negi Representative Director; Chief Financial Officer and Executive Vice President

Attachment No. 1

Trend Micro, Inc. Announces Strong Third Quarter
Consolidated Results

Sales grow by 42% and operating income by 16% in Q3 2002

Tokyo, Japan – October 22, 2002—Trend Micro Inc (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today reported results in Japanese GAAP for the third quarter 2002, ended September 30, 2002. Trend Micro posted consolidated net sales of 10.7 billion yen, (or US$ 85 million1) and operating income of 3.0 billion yen (or US$ 24 million). The figures reflect gains of 42% in sales and 16% in operating income compared with the same period a year ago.

All regions worldwide experienced growth compared to the same quarter in 2001; sales in Japan increased 63% year over year. The Asia Pacific and European regions also experienced a strong third quarter, with 64% and 42% growth year over year, respectively.

“We continue to deliver value to our customers and our investors, despite the continued weakness in the economy worldwide,” said Steve Chang, Chairman and CEO of Trend Micro. “This quarter we experienced growth in all regions and showed strength in both our enterprise and consumer products. Additionally, we introduced an industry-first Virus Response Service Level Agreement (SLA), demonstrating our dedication to service excellence for our customers and further driving the adoption of our recently announced Enterprise Protection Strategy. We believe that as more customers adopt this strategy, we will continue to see growth in our enterprise offerings.”

All major product lines grew as compared to the same quarter in 2001. Enterprise product revenue grew by 30% year over year, representing 82% of net sales in Q32. Consumer product revenue grew 154% year over year.

Consolidated net sales for the fourth quarter ending December are expected to be between 11.5 and 12.0 billion yen (or US$ 92 to 96 million). Ordinary income is expected to be between 3.4 and 3.6 billion yen (or US$ 27.2 to 28.8).

Third Quarter Highlights

•
Trend Micro introduced its Virus Response Service Level Agreement (SLA), becoming the first antivirus and content security vendor to offer contractually committed levels of virus response service. The service is backed by a financial penalty structure, payable by Trend Micro.

•
In September Trend Micro was chosen as a component of the 225-share Nikkei Stock Average, Japan’s most widely followed stock market index, composed of leading companies listed on the first section of the Tokyo Stock Exchange.

•
Nippon Telegraph and Telephone East Corporation (NTT East) and Trend Micro announced a security service for home broadband users. Trend Micro, with its GateLock X200 technology, is the first antivirus vendor to be selected by NTT East for its FLET’S Safety service, which is designed to secure its broadband subscribers’ systems using a specialized appliance.

•
Trend Micro extended its support for the Linux environment during the quarter. With its release of Trend Micro ScanMail™ for Lotus Notes™ running on IBM Domino™ Server on Linux, Trend Micro became the first to provide virus protection for the Internet gateway, groupware, and file servers running on the Linux operating system.

•
North America registered strong results during the third quarter, winning a $4.6 million, 5-year contract with the Defense Information Systems Agency (DISA), which includes the U.S. Department of Defense (DOD) and the U.S. Coast Guard. In addition, the North America region continued to show strength by displacing competitors with sales of its server-based products in enterprise accounts. It also saw strong growth in its consumer products through online sales.

•
In Europe, the UK showed strength in the banking, government and aerospace sectors and, through its partnership with EDS, the company signed a one million-user contract to supply its products and services to a UK public sector organization.

•
The company registered continued growth in the Latin America region, signing a major contract with leading energy specialist Petrobras in Brazil. Other wins in the region included leading players in the banking, finance, government and energy sectors. Growth in Brazil was particularly strong, showing a 58% year over year increase compared with the same quarter in 2001.

•
Leading analyst organizations recognized Trend Micro during the quarter. In its study entitled ‘Antivirus Software 2002: A segmentation of the Market,’ IDC confirmed that Trend Micro is the worldwide leader in server-based antivirus software market for second consecutive year. Frost & Sullivan honored the company with a European Customer Development Award following their European Email Security End-User Study, citing Trend Micro with the highest potential of customer retention and growth in the antivirus market.

•
In the U.S., Federal Computer Week awarded the company an “A” for Trend Micro Control Manager. In Brazil, the Quality Institute recognized the company with an award for technical excellence and its performance in the market.

1	$1 US = 125 Japanese Yen
2	Management accounting numbers. Financial filings may be slightly different

Notice Regarding Forward Looking Statements

The statements included in this release contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations about our earnings for the fourth quarter and for the year ending December 31, 2002. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Customer acceptance of our new products and services

•	The impact of competing products and services

•	Difficulties in adapting our products and services to the Internet

•	Difficulties in addressing new virus and other computer security problems

•	The potential lack of attractive investment targets and difficulties in successfully executing our investment strategy

•	Declining prices for our products and services

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC including our annual report on Form 20-F which was filed on July 1, 2002.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at http://www.trendmicro.com

Supplementary Information

The following tables show key financial information for the three months and for the nine months ended September 30, 2002 as announced by Trend Micro in Japan.

*Figures for the third quarter of 2002 and 2001 are in accordance with Japanese GAAP and not audited.

(1)	Consolidated Results of Operations

	2002				2001
	Current third quarter From July 1, 2002 To September 30, 2002	Growth Rate	Year-to-date results From January 1, 2002 To September 30, 2002	Growth Rate	Previous third quarter From July 1, 2001 To September 30, 2001	Year-to-date results From January 1, 2001 To September 30, 2001
	Millions of yen	%	Millions of yen	%	Millions of yen	Millions of yen
Sales	10,712	41.9	31,219	52.4	7,548	20,488
Cost of sales	520	40.5	1,715	55.6	370	1,102
Gross profit	10,191	42.0	29,503	52.2	7,178	19,385
Selling, general and administrative expenses	7,105	57.5	20,060	45.2	4,512	13,820
Operating income	3,086	15.8	9,443	69.7	2,665	5,564
Non-operating income	128	326.7	358	-36.0	30	559
Non-operating expense	-20	—	294	-63.9	390	814
Ordinary income	3,235	40.3	9,506	79.1	2,305	5,309
Unusual losses	1	-94.1	13	-99.7	17	5,145
Income before taxes	3,233	41.3	9,493	5,723.9	2,288	163
Corporate, inhabitant and enterprise tax	1,434	—	4,177	—
Net income <Note>	1,798	—	5,316	—

<Note>	Trend Micro has begun reporting its net income in this third quarter of 2002. Figures for Trend Micro’s net income for the third quarter of 2001 is not available

(2)	Geographic segment information

Sales to third parties

	2002		2001
	Current third quarter From July 1, 2002 To September 30, 2002	Year-to-date results From January 1, 2002 To September 30, 2002	Previous third quarter From July 1, 2001 To September 30, 2001	Year-to-date results From January 1, 2001 To September 30, 2001
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Japan	4,769	13,340	2,921	7,408
North America	2,314	6,982	2,197	6,215
Europe	2,159	6,841	1,516	4,312
Asia Pacific	1,107	3,091	676	1,893
Others	360	963	236	657
Total	10,712	31,219	7,548	20,488

<Note>	1. Classification of countries and regions is based on geographical proximity.

2.    Classification of countries and regions into each geographic segment.

North America :    U.S.A.
Europe:    Italy, Germany, France, UK
Asia Pacific:    Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China
Others:    Brazil, Mexico

(3)	Basis of consolidation

The number of consolidated subsidiaries	15 (15 in overseas)
The number of unconsolidated subsidiaries	—

(4)	Increase (Decrease) of major assets and liabilities

	As of September 30, 2002	Increase (Decrease)	As of December 31, 2001
(Assets)	Millions of yen	Millions of yen	Millions of yen
Cash and bank deposits	44,715	3,861	40,853
Notes and accounts receivable, trade	10,037	-2,243	12,280
Investments in securities	2,808	279	2,529
(Liabilities)
Deferred revenue (Total of short and long term)	12,997	2,738	10,259
Bonds(Total of short and long term)	11,500	-3,000	14,500
(Shareholders’ equity)
Treasury stock	-1,524	-1,502	-22

<Note>
In order for the warrants to be granted or transferred to the directors and certain employees of the Company and to the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds (10,000 millions of yen as of September 30, 2002 and 6,800 millions as of December 31, 2001 respectively) are disclosed in net amount in the balance sheet.

2.    Projected consolidated earnings

(1)	Projected earnings for the current fiscal year (January 1, 2002 through December 31, 2002)

	Sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
FY 2002	42,000	13,000	7,300

(2)	Projected earnings for the next quarter (October 1, 2002 through December 31, 2002)

	Sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
4th Qtr	11,500-12,000	3,400-3,600	1,950-2,050

<Note> The business environment of the Trend Micro Group may change significantly and rapidly. Therefore, the Company has decided to disclose projected earnings range on a quarterly basis, but the actual earnings may deviate from the projection.

For Additional Information
Mr. Mahendra Negi
Chief Financial Officer / IR Officer
Phone: +81-3-5334-4899
Fax: +81-3-5334-4874
ir@trendmicro.co.jp